December 13, 2005



Mr. Michael J. Anderson
President and Chief Executive Officer
The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio  43537


	Re:	The Andersons, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 14, 2005
		File No. 0-20557


Dear Mr. Anderson:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Cash Flows, page 45

1. Please revise your consolidated statements of cash flows to remove the subtotal labeled "cash provided by operations before changes in operating assets and liabilities". The presentation of this amount is inappropriate as SFAS 95 does not provide for the disclosure of such balance.

Exhibits 31.1, 31.2 and 31.3

2. In future filings, please revise your certification language in paragraph 1 to refer to "this report" as opposed to "this annual report". The language of the certifications signed by your officers should not deviate from the wording in Regulation S-K, Item
601(b)(31).

Form 10-Q for the Quarterly Period Ended March 31, 2005

Financial Information, page 3

Note D, page 9

3. We note your identification of errors in actuarial valuations used to assess pension and postretirement benefit obligations and expenses during the years 2001 through 2004. You have disclosed the entire correction was recorded in the first quarter of 2005, as the amounts were not material to the current or prior periods. Please submit the analysis you performed to support your conclusion regarding the impact of this error correction on the quarterly periods in which it relates and the quarterly period in which it was corrected.
Please
ensure your analysis includes an assessment of the impact on earnings and earnings per share for each period. You may refer to SAB Topic
1:M for further guidance.

4. Tell us how the identification and correction of this error relating to the calculation of pension and postretirement benefit obligations and expenses impacted your evaluation of disclosure controls and procedures as of the current period end as well as the prior periods in which the error relates and the evaluation of the effectiveness of these controls was required.

Form 10-Q/A for the Quarterly Period Ended September 30, 2005

Exhibit 31.3, page 39

5. Please amend your filing to include paragraph 5, part (b) in the certification signed by Gary L. Smith.





Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.








	You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April M. Sifford
								Branch Chief
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Mr. Anderson
The Andersons, Inc.
December 13, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010